SENSE HOLDINGS, INC.
                         4503 NW 103RD AVENUE, SUITE 200
                                SUNRISE, FL 33351


                                February 9, 2005


VIA EDGAR

United States Securities and Exchange
         Commission
450 Fifth Street, NW
Washington, D.C. 20549
Att:     Pamela Long, Assistant Director

         RE:      SENSE HOLDINGS, INC.
                  FORM SB-2 FILED JANUARY 14, 2005
                  FILE N0. 333-122077

Gentlemen:

         Reference is made to the registration statement on Form SB-2 filed by Sense Holdings, Inc. (the "Company") on January 14, 2005 (the "Registration Statement"), and the Staff's comments under cover of its letter dated February 8, 2005.

         Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement ("Amendment No. 1"). Amendment No. 1 includes updated disclosure in response to the Staff's comments. The following numbered responses correspond to the Staff's numbered comments in its February 8, 2005 letter.

         In response to the Staff's comments, we advise you as follows:

COMMENT APPLICABLE TO DISCLOSURE THROUGHOUT YOU REGISTRATION STATEMENT

         1. We have revised the disclosure throughout the registration statement to reconcile the inconsistencies between the number of shares being registered and shares referenced as being issuable upon the exercise of warrants. In this regard, we note that:

         o The Registration Statement covers the resale of 1,250,000 outstanding shares. No shares issuable upon the exercise of warrants are being registered.

         o The prospectus summary has been modified to confirm that the 1,250,000 shares are outstanding shares and that the same number of shares will be outstanding after the offering as are outstanding before the offiering.

         o The prospectus summary has also been revised, under "Common Stock Reserved" to describe the number of shares reserved for issuance upon the exercise of options and warrants.

         o The information under "Shares Issued for Consulting Services November 2003" and Private Transaction December 23, 2004" accurately indicates that no warrants were involved in these transactions. The information under "Selling Security Holders" has been revised to remove references to the exercise of warrants.

         o The information under "Description of Securities" has been revised with respect to the transactions in March 2001, October 2002 and August 2003, to reflect that resale of the shares issued and issuable in those transactions was previously registered (but not as part of the current registration statement).

SHARES ELIGIBLE FOR FUTURE SALE, PAGE 46

         2. This discussion has been revised to clarify that the 9,672,590 (the correct number is 9,527,590, and has been revised throughout the prospectus) shares issuable upon exercise of warrants were included in the registration statement declared effective on November 8, 2004.

LEGALITY OPINION

         3. The penultimate paragraph of the legal opinion has been revised to remove references to Registrable Securities "to be issued".

SIGNATURES

         4. The Signature Page has been revised to eliminate the reference to "post effective amendment. In addition, the Registration Statement has been signed in the manner called for by the instructions to Form SB-2.

         We also note that a currently dated consent of the independent registered public accounting firm has been filed with Amendment No. 1.

         If you have any further questions or comments, please contact the undersigned.




                                        Very truly yours,
                                        SENSE HOLDINGS, INC.

                                        /s/ Dore Perler
                                        ---------------
                                        Dore Perler
                                        President and Chief Executive Officer